Exhibit 99.2

Thomson Reuters Appoints Kirk Koenigsbauer to the Board of Directors

TORONTO, March 4, 2020 – Thomson Reuters (TSX/NYSE: TRI) today announced the appointment of Kirk Koenigsbauer to the company’s Board of Directors, effective immediately.

“For more than three decades, Kirk has been at the vanguard of information-enabled software and tools for some of the world’s most recognized brands,” said David Thomson, chairman of Thomson Reuters. “Kirk is a proven leader who inspires teamwork and creativity in those around him. These attributes, combined with his digital expertise and experience building signature, cloud-based platforms will add important perspective in our boardroom.”

Koenigsbauer, 52, is chief operating officer and corporate vice president of the Experiences and Devices group at Microsoft Corporation. Koenigsbauer joined Microsoft in 1992 after beginning his career as a consultant at Accenture. He left Microsoft in 1998 for Amazon.com where he held the roles of general manager, Software & Video Games Stores and director of Product Management, Auctions. Koenigsbauer returned to Microsoft in 2002 and held the roles of corporate vice president of Office Product Management, corporate vice president of Office Apps Engineering and corporate vice president, Microsoft 365 prior to his current post.

Koenigsbauer was appointed to the Thomson Reuters Board’s Audit Committee and Risk Committee.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

CONTACTS

MEDIA David Girardin Vice President, Corporate Affairs +1 646 223 4870 david.girardin@tr.com	INVESTORS Frank J. Golden Head of Investor Relations +1 646 223 5288 frank.golden@tr.com